UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE  13G
(Rule 13d-102)
(Amendment No. 2)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13(d)-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Innotrac Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45767M109

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)
____________________

*             The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE  13G

CUSIP No. 45767M109	Page 2 of 6 Pages
1.	NAMES OF REPORTING PERSON Scott D. Dorfman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,403,929
	6.	SHARED VOTING POWER 159,618
	7.	SOLE DISPOSITIVE POWER 5,403,929
	8.	SHARED DISPOSITIVE POWER 159,618
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,563,547
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 47.4%
12.	TYPE OF REPORTING PERSON IN

Item 1.	(a)	Name of Issuer:

Innotrac Corporation.

	(b)	Address of Issuer’s Principal Executive Offices:

6655 Sugarloaf Parkway, Duluth, GA 30097-4916

Item 2.	(a)	Name of Person Filing:

Scott D. Dorfman

	(b)	Address of Principal Business Office or, if None, Residence:

6655 Sugarloaf Parkway, Duluth, GA 30097-4916

	(c)	Citizenship:

United States

	(d)	Title of Class of Securities

Common Stock, Par Value $0.10 Per Share

	(e)	CUSIP Number:

45767M109

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable. This Schedule is being filed pursuant to Rule 13d-1(d).

Item 4.	Ownership.

	(a)	Amount Beneficially Owned:	5,563,547

	(b)	Percent of Class:	47.4%

(c)	Number of shares as to which reporting person has:

	(i)	Sole voting power	5,403,929

	(ii)	Shared voting power	159,618

	(iii)	Sole dispositive power	5,403,929

	(iv)	Shared dispositive power	159,618

Mr. Dorfman expressly declares that the filing of this statement on Schedule 13G shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owner of any securities owned directly by his children, by his wife as custodian for the benefit of his children under the Georgia Uniform Transfers to Minors Act, or by his brother as trustee of accumulation trusts for the benefit of his children.  Mr. Dorfman is filing this statement because he is considered an indirect beneficial owner of such securities based on his close relationship with each party who has either voting or dispositive power over such shares.

Mr. Dorfman may be deemed to have shared voting power and shared dispositive power with his wife with respect to shares held by his wife as custodian for the benefit of their three oldest children under the Georgia Uniform Transfers to Minors Act.

Mr. Dorfman may be deemed to have shared voting power and shared dispositive power with his two oldest children with respect to shares owned directly by them.

Mr. Dorfman is deemed to have shared voting power and shared dispositive power with his wife with respect to shares owned by The Dorfman Foundation, Inc., a foundation for which Mr. Dorfman and his wife serve as trustees.

Mr. Dorfman may be deemed to have shared voting power and shared dispositive power with his brother with respect to shares held by his brother as trustee of accumulation trusts for the benefit of Mr. Dorfman’s three oldest children.

Mr. Dorfman has sole voting power and sole dispositive power with respect to shares owned directly by him.  The number of shares as to which Mr. Dorfman has sole voting power and sole dispositive power includes 62,500 shares which may be purchased upon the exercise of stock options that are currently exercisable, or will become exercisable within 60 days from the date of this filing.

Mr. Dorfman is deemed to have sole voting power and sole dispositive power with respect to shares held by him as custodian for the benefit of his three youngest children under the Georgia Uniform Transfers to Minors Act.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.     ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

As identified in Item 4, other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, a portion of the securities identified in this Schedule 13G.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable. This Schedule is being filed pursuant to 13d-1(d).

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2-13-03 (Date)

/s/ Scott D. Dorfman (Signature)

Scott D. Dorfman (Name/Title)